SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. )



 SELECT SECTOR SPDR TRUST
(Name of Issuer)


Technology Select Sector SPDR Fund
(Title of Class of Securities)


81369Y803
(CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].


CUSIP No. 81369Y803


13G

Page    2    of    7    Pages



  1

Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860
	Northern Trust Bank, NA				86-0377338
	Northern Trust Bank of California, NA		94-2938925
	Northern Trust Bank of Florida, NA		36-3190871
	Northern Trust Bank of Texas,  NA		75-1999849
	Northern Trust Investments, N.A.		36-3608252
	Northern Trust Bank, FSB			38-3424562

  2

Check the appropriate box if a member of a group

	Not Applicable	(a)	[ ]
		(b)	[ ]


  3

S.E.C. use only


  4

Citizenship or place of organization

	Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois



Number of Shares Beneficially Owned by each reporting person with

  5
Sole Voting Power

	2,405,005

  6
Shared Voting Power

	536,408

  7
Sole Dispositive Power

	2,260,877

  8
Shared Dispositive Power

	615,346

  9

Aggregate amount beneficially owned by each reporting person

	3,124,016

10

Check box if the aggregate amount in Row (9) excludes certain shares.


	Not Applicable

11

Percent of class represented by amount in Row 9

	5.81


12

Type of reporting person


	Northern Trust Corporation  HC

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [ ].

1.	(a)	SELECT SECTOR SPDR TRUST
		(Name of Issuer)

	(b)	225 FRANKLIN STREET, BOSTON MA 02210
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60675
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Common Stock, $1.66 2/3 Par
		(Title of Class of Securities)

	(e)	81369Y803
		(CUSIP Number)

3.	This statement is being filed by Northern Trust Corporation as a
 Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	   3,124,016
		(Amount Beneficially Owned)

	(b)	  5.81
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	      2,405,005
			(Sole Power to Vote or to Direct the Vote)

		(ii)	     536,408
			(Shared Power to Vote or to Direct the Vote)

		(iii)	      2,260,877
			(Sole Power to Dispose or Direct Disposition)

		(iv)          615,346
			(Shared Power to Dispose or Direct Disposition)




5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

6.	Statement regarding ownership of 5 percent or more on behalf of another person:



7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company			Northern Trust Bank N.A.
	50 South LaSalle Street				2398 East Camelback Road
	Chicago, IL  60675				Phoenix, AZ  85016

	Northern Trust Bank of California N.A.		Northern Trust Bank of Florida N.A.
	355 South Grand Avenue, Suite 2600		700 Brickell Avenue
	Los Angeles, CA  90071				Miami, FL  33131

	Northern Trust Bank of Texas N.A.		Northern Trust Investments, N.A.
	2020 Ross Avenue				50 South LaSalle Street
	Dallas, TX  75201				Chicago, IL  60675

	Northern Trust Bank, FSB
	10 West Long Lake Road
	Bloomfield Hills, MI  48304


8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								NORTHERN TRUST CORPORATION

								_________________________________
								By:  Steven L Fradkin

DATED:  02-10-2004					As its:  Chief Financial Officer

EXHIBIT TO SCHEDULE 13G
FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4

RE:  SELECT SECTOR SPDR TRUST

	Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G Amendment to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.

							NORTHERN TRUST CORPORATION

								_________________________________
							By:  Steven L Fradkin

DATED:  02-10-2004					As its:  Chief Financial Officer

THE NORTHERN TRUST COMPANY

________________________________________
By: Steven L Fradkin
As its Chief Financial Officer

NORTHERN TRUST BANK, NA
NORTHERN TRUST BANK OF CALIFORNIA, NA
NORTHERN TRUST BANK OF FLORIDA, NA
NORTHERN TRUST BANK OF TEXAS, NA

________________________________________
By: Quentin C. Johnson
As its Authorized Representative

NORTHERN TRUST INVESTMENTS, N.A.

________________________________________
By:  Orie L. Dudley
As its Director

NORTHERN TRUST BANK, FSB

________________________________________
By: Brian J. Hofmann
As its Authorized Representative